New Covenant Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 30, 2009

VIA EDGAR TRANSMISSION

Mr. Brick Barrientos
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	NEW COVENANT FUNDS (the “Trust”)
Securities Act Registration No: 333-64981
Investment Company Act Registration No: 811-09025
New Covenant Growth Fund (S000024941)
New Covenant Income Fund (S000024942)
New Covenant Balanced Growth Fund (S000005023)
New Covenant Balanced Income Fund (S000024940)

Dear Mr. Barrientos:

This correspondence is being filed in response to your oral comments and suggestions of October 13, 2009, and your further clarifying comments provided on October 19, 2009 and October 29, 2009, to the Trust’s Post-Effective Amendment (“PEA”) No. 12 to its registration statement.  PEA No. 12 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 28, 2009, for the purpose of conforming the Trust’s Prospectus for its series, the New Covenant Growth Fund, the New Covenant Income Fund, the New Covenant Balanced Growth Fund and the New Covenant Balanced Income Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

Mr. Brick Barrientos

October 30, 2009

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section—Fees and Expenses for each of the New Covenant Funds, please revise the caption in the table to read:  “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement”.

Response:  The Trust responds by making the requested change.

2.	Staff Comment: In the Summary Section—Fees and Expenses for each of the New Covenant Funds, please delete footnote 1 and instead include this information in a paragraph after the table.

Response:  The Trust responds by making the requested change.

3.
Staff Comment:  In the Summary Section—Fees and Expenses for each of the applicable New Covenant Funds, footnote 2, please disclose the termination date of the fee waiver, indicate who can terminate the fee waiver, disclose the circumstances under which the fee waiver changed, indicate whether the Adviser can recoup expenses that are waived, and indicate whether the Adviser increased the expenses in order to permit future recoupment of waived fees.

Response:  With respect to the termination date of the fee waiver and reference as to who can terminate the fee waiver, the Trust responds by making the requested change as follows:

“The Adviser has entered into an expense limitation agreement with respect to the [______] FUND for the current fiscal year in which it has agreed to [reimburse the [______] FUND a portion of the Shareholder Services Fees / waive a portion of the annual investment advisory fees payable to it by the [______] FUND] (0.__% of average net assets) in order to limit the [______] FUND’s Total Annual Operating Expenses through October 31, 2010.  This agreement cannot be terminated by either party.  [The information in the table has been restated to reflect a change in the [expense reimbursement / fee waiver] effective July 1, 2009, as if it had been in effect during the previous fiscal year.]”

The Trust responds supplementally by stating that the term of the expense limitation agreement is for a Fund’s fiscal year, and therefore each agreement is routinely evaluated by the Trustees on an annual basis.  As a result of the 2009 annual review, the Trustees approved a decrease to the expense limitation for certain of the Funds.  Additionally, by the terms of the expense limitation agreement, the Adviser is not permitted to recoup expenses.  Therefore, no additional disclosure has been added.

4.
Staff Comment:  In the Summary Section—Principal Investment Strategies for each New Covenant Fund, please include an explanation in the summary section regarding what is meant on page 22 by the Fund’s “limitation” on investments (e.g., in terms of the percentage of revenues derived) in the types of companies that are in conflict with the stated social-witness principles.

Mr. Brick Barrientos

October 30, 2009

Response:  The Trust responds by directing the Staff’s attention to the “Description of Investments and Risks” section on page 1 of the Statement of Additional Information for an explanation of the Mission Responsibility ~~t~~Through Investment Committee Guidelines, and further responds by adding a summary of these Guidelines to each Fund’s Summary Section.

5.
Staff Comment:  Consistent with Item 9(b)(2) of Form N-1A, in the Summary Section—Principal Investment Strategies for the New Covenant Growth Fund and New Covenant Income Fund, please summarize how the Adviser decides to buy and sell securities.

Response:  The Trust responds by stating that, with the addition of the disclosure added as a result of Staff Comment #4,  each Fund’s principal investment strategy summary section adequately summarizes how the Adviser, through the sub-advisers, decides to buy and sell securities.   In addition, the Trust has added the following additional disclosure in the Growth Fund’s and Income Fund’s summary section:

“A sub-adviser may sell a security when it becomes substantially overvalued, is experiencing deteriorating fundamentals, as a result of a change in investment policy or in order to implement investment policy.”

6.	Staff Comment: In the Summary Section—Principal Investment Risks for each of the New Covenant Funds, please disclose the risk of investing using social witness principles.

Response:   The Trust responds by adding the requested risk disclosure.

7.	Staff Comment: In the Summary Section—Principal Investment Risks for the New Covenant Growth Fund on page 3, please explain what is meant by the term “appreciation-oriented strategy.”

Response:  The Trust responds by modifying this disclosure as follows:

“The GROWTH FUND may be appropriate for investors who are looking for capital appreciation as compared to current income~~prefer a fund that uses an appreciation-oriented strategy~~; can accept the risks of investing in a portfolio of common stocks; can tolerate performance that can vary substantially from year to year; and have a long-term investment horizon.”

8.	Staff Comment: In the Summary Section—Performance for each of the New Covenant Funds, please make the sentence regarding year-to-date total return a footnote to the bar chart.

Response:  The Trust responds by making the requested change.

9.	Staff Comment: In the Summary Section—Performance for each of the New Covenant Funds, please note that footnote 1 should be in paragraph form and not disclosed as a footnote.

Response:  The Trust responds by removing footnote 1 and disclosing this information in paragraph form.

Mr. Brick Barrientos

October 30, 2009

10.
Staff Comment:  In the Summary Section—Performance for each of the New Covenant Funds, please modify the introductory paragraph prior to the bar charts to mirror the requirements of the MassMutual SEC no-action letter.  Additionally, please add an additional column to the Average Annual Total Return table to present pre- and post-tax returns since the effective registration date for each Fund.

Response:  The Trust responds by making the suggested changes.

11.	Staff Comment: In the Summary Section—Performance for each of the New Covenant Funds, please make footnote 3 a narrative description rather than a footnote.

Response:  The Trust responds by making the requested change.

12.
Staff Comment:  In the Summary Section—Performance for each of the New Covenant Funds, please disclose in narrative format the information required under Form N-1A that states:  “If average annual total return (after taxes on distributions and redemption) is higher than average annual total return, the reason for this result may be explained.”

Response:  The Trust responds by adding the suggested disclosure.

13.
Staff Comment:  In the Summary Section—Fees and Expenses for the New Covenant Income Fund on page 7, the Staff’s calculation differs from the figures provided in the table for 3 Years, 5 Years and 10 Years.  The Staff calculates the numbers as $331, $593 and $1,341, respectively.

Response:  The Trust responds by correcting the Example values.

14.
Staff Comment:  In the Summary Section—Fees and Expenses/Portfolio Turnover for the New Covenant Income Fund on page 7, given the 230% portfolio turnover rate, please add a reference to high portfolio turnover in the Summary Section—Principal Investment Strategies.

Response:  The Trust responds by adding the requested reference.

15.	Staff Comment: In the Summary Section—Principal Investment Strategies for the New Covenant Income Fund on page 8, please explain/define duration using standard terminology.

Response:  The Trust responds by providing the requested explanation.

16.	Staff Comment: In the Summary Section—Principal Investment Risks for the New Covenant Income Fund on page 8, please include emerging markets risk in the Foreign Securities Risk narrative.

Response:  The Trust responds by adding the requested disclosure.

17.
Staff Comment:  In the Summary Section—Fees and Expenses for the New Covenant Balanced Growth Fund on page 12, the Staff’s calculation differs from the figures provided in the table for 1 Year, 3 Years, 5 Years and 10 Years.  The Staff calculates the numbers as $124, $423, $744 and $1,654, respectively.

Mr. Brick Barrientos

October 30, 2009

Response:  The Trust responds by correcting the Example values.

18.
Staff Comment:  In the Summary Section—Principal Investment Strategies for the New Covenant Balanced Growth Fund and New Covenant Balanced Income Fund, please disclose the credit strategy in terms of ratings for investments in corporate bonds.

Response:  The Trust responds by adding the following disclosure to each Fund’s summary section:

“At least 65% of the INCOME FUND’s assets will be invested in bonds that are rated within the four highest credit rating categories assigned by independent rating agencies, and the INCOME FUND will attempt to maintain an overall credit quality rating of AA or higher.  The INCOME FUND may invest in unrated equivalents that may be considered to be investment grade.  The INCOME FUND may invest up to 20% of its assets in bonds that are rated below investment grade.”

19.
Staff Comment:  In the Summary Section—Principal Investment Risks for each of the New Covenant Funds, please consider revising the credit risk disclosure, which currently seems to only reference junk bond risk.

Response:  The Trust responds by modifying the risk to reflect the following:

•	Credit Risk—An issuer of a fixed-income security may not be able to make ~~default on a security by failing to pay~~ interest or principal payments when due.

20.
Staff Comment:  In the Summary Section—Management for the New Covenant Balanced Growth Fund and New Covenant Balanced Income Fund, please include a subsection titled, “Portfolio Manager(s),” which details the individuals or team responsible for rebalancing the allocations for the Fund.

Response:  The Trust responds by adding the following requested disclosure:

“Portfolio Manager. Paul H. Stropkay, CFA, Senior Vice President and Chief Investment Officer of the Adviser, oversees the BALANCED [_____] FUND’s allocations and rebalancings, as necessary.”

21.	Staff Comment: In the Summary Section - Purchase, Exchange, and Sale of Fund Shares for each Fund, please remove references to exchanges, as this is not allowed under Form N-1A.

Response:  The Trust responds by noting that during a telephone conference on the topic of “Implementing the Summary Prospectus” hosted by the Investment Company Institute held on October 26, 2009 with various members of the Staff, it was stated by a member of the Staff that the Commission did not object to the inclusion of information regarding the ability to exchange shares in the summary section regarding purchase and sale of Fund shares if the procedures are identical to the procedures for purchases and sales.  The Trust further responds by removing the reference to “exchange,” in the sub-heading, and clarifying~~however~~ the information within the paragraph regarding exchanges~~will retain the following sentence:  “You may exchange shares into another New Covenant Fund or into the New Covenant Treasury Obligations Fund by telephone or through account access online at www.NewCovenantFunds.com.”~~.

Mr. Brick Barrientos

October 30, 2009

22.	Staff Comment: In the Principal Strategies, Other Policies and Risks Section on page 22, please revise the temporary defensive position disclosure to conform to Item 9(b), Instruction 6 of Form N-1A.

Response:  The Trust responds by modifying the disclosure as follows:

-
A Fund may take a temporary defensive position w~~W~~hen adverse market conditions exist.  This may prevent the Fund from~~threatening a Fund's ability to~~achieving~~e~~ its investment objective  ~~appear imminent, the Fund may take a temporary defensive position designed to reduce risk~~ because~~, even though~~ such a temporary position ~~would~~ may be inconsistent with the Fund’s customary strategies.  For example, the GROWTH FUND may increase its bond and cash equivalent holdings and the INCOME FUND may increase its cash equivalent holdings.

23.	Staff Comment: In the Principal Strategies, Other Policies and Risks section on page 23, please provide clarification as to which strategies are further elaborations of the principal strategies.

Response:  The Trust responds by updating the list beginning on page 23 to only reflect disclosure regarding non-principal strategies.

24.	Staff Comment: In the Management of the Funds Section—The Adviser on page 27, please describe the experience of the Adviser and the variety/types of clients that the Adviser services.

Response:  The Trust responds by adding the requested disclosure.

25.
Staff Comment:  In the Management of the Funds—The Sub-Advisers section on page 27, please describe the compensation for each Sub-Adviser and clarify that the Adviser pays the Sub-Adviser out of its management fees.

Response:  The Trust respectfully responds by directing the Staff’s attention to the previous Commission guidance in Release Nos. 33-7512; 34-39748; IC-23064 which conforms substantially to Instruction 3 of Item 10(a)(1) of Form N-1A and states the following:

“The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.”

The Trust has previously disclosed the aggregate advisory fees paid by the Funds in the Prospectus and included the following sentence:  “The advisory fees paid to the Adviser by these Funds are used to pay the fees of the Sub-Advisers.”  The Trust has also previously disclosed the amount of sub-advisory fees paid by the Adviser to the sub-advisers in the SAI.

26.	Staff Comment: In the Management of the Funds Section—The Sub-Advisers, please describe the experience of the Sub-Advisers and the variety/types of clients that each Sub-Adviser services.

Mr. Brick Barrientos

October 30, 2009

Response:  The Trust responds by stating that, where necessary, the requested disclosures have been added.

27.	Staff Comment: In the Management of the Funds Section—The Sub-Advisers, please state each portfolio manager’s business experience (i.e., position held) for the last five years.

Response:  The Trust responds by stating that, where necessary, the requested disclosures have been added.

28.	Staff Comment: On the pages of the Privacy Notice, please remove the phrase, “THIS IS NOT A PART OF THE PROSPECTUS” from each page.

Response:  The Trust responds by making ~~has considered the comment and respectfully declines to make~~ the requested deletion ~~because, while we have combined the privacy notice with the Prospectus for ease of distribution to potential shareholders, we feel it is important that shareholders understand that it is not a part of the Prospectus itself~~.

Statement of Additional Information

29.
Staff Comment:  In the Disclosure of Fund Portfolio Holdings Section on page 34, please define terms for clarity and provide the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:  The Trust responds by adding the suggested disclosures.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/Joseph L. Heintzman
Joseph L. Heintzman
Vice President
NEW COVENANT FUNDS